

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2023

Thomas J. Fennimore
Chief Financial Officer
Luminar Technologies, Inc.
2603 Discovery Drive, Suite 100
Orlando, Florida 32826

> **Re: Luminar Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-38791**
> **Form 8-K**
> **Furnished February 28, 2022**
> **File No. 001-38791**

Dear Thomas J. Fennimore:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing